Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

November 8, 2013

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq.

Re:	Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333- 191601)

Registration Statement on Form 8-A (File No. 001-36189)

Acceleration Request

Requested Date:         November 12, 2013

Requested Time:        4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, unless you are notified by telephone or in writing to the contrary by the Company prior to such “Requested Date” and “Requested Time.” In the event you are so notified, you will be contacted either by Ryan C. Wilkins, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., or by myself.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have questions regarding any of the foregoing, please do not hesitate to contact Mr. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com.

We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger
General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Timothy F. O’Brien, Esq.

Ryan C. Wilkins, Esq.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

One Bryant Park

New York, New York 10036

PIPER JAFFRAY & CO.

800 Nicollet Mall

Minneapolis, Minnesota 55402

November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tandem Diabetes Care, Inc.
Registration Statement on Form S-1 (File No. 333-191601)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Tandem Diabetes Care, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 12, 2013 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: November 4, 2013 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 4,021 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
PIPER JAFFRAY & CO.

As Representatives of the Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Managing Director
Title:	Christie L. Christina

[Signature Page to Acceleration Request]